

September 25, 2013

Via E-mail
Friedhelm Blobel
Chief Executive Officer
SciClone Pharmaceuticals, Inc.
950 Tower Lane, Suite 900
Foster City, California 94404

> **Re:** **SciClone Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 000-19825**

Dear Mr. Blobel:

We have reviewed your August 30, 2013 response to our August 15, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Statements
Note 13 – Income Taxes, page 90

1. Please refer to your response to comment two. In light of the fact that your foreign subsidiary has paid significant dividends to the parent company in each of the last three years it is unclear how you have determined that all of the undistributed earnings of foreign subsidiaries are considered permanently reinvested. Please tell us and provide proposed disclosure detailing what sufficient evidence you have to support your assertion per ASC 740-30-25-17.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant